February 3, 2015

VIA EDGAR CORRESPONDENCE

Sheila Stout

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Longleaf Partners Funds Trust (the “Registrant,” SEC File Nos. 033-10472 and 811-04923) Form N-CSR for the Period Ended December 31, 2013 (the “12/31/13 Form N-CSR”)

Dear Ms. Stout

In responding to your comments on the 12/31/13 Form N-CSR, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure contained in the 12/31/13 Form N-CSR;

•	comments of the staff of the Securities and Exchange Commission (the “Commission staff”) or changes to disclosure in response to Commission staff comments in the filings reviewed by the Commission staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings made; and

•	the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

As indicated in the Commission’s June 24, 2004 release regarding the public availability of comment letters and responses, you are requesting such acknowledgments from all companies whose filings are being reviewed and that this request and these acknowledgments should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Regarding the management discussion of fund performance (“MDFP”) relating to Longleaf Partners International Fund, we have read Barry Miller’s July 30, 2010 letter to the Investment Company Institute on Derivatives-Related Disclosures by Investment Companies and understand that a fund whose performance is materially affected by derivatives should discuss that fact in MDFP. While the impact of derivatives on the operations of Longleaf Partners International Fund was not material for the year ended 12/31/13, we will continue to monitor the impact of derivatives and when material make appropriate disclosure in MDFP, as well as the notes to the financials.

We appreciate your comments and welcome any additional questions you might have.

Sincerely,

/s/ Andrew R. McCarroll
Andrew R. McCarroll
General Counsel & Principal
Southeastern Asset Management, Inc.
Functioning as principal legal officer under agreements with Longleaf Partners Funds Trust and its separate series